As filed with the Securities and Exchange Commission on July 24, 2002.

                                               Registration No. 333-90096


                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              AMENDMENT NO. 1
                                     TO
                                  FORM S-3
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933
                            -------------------

                          WILD OATS MARKETS, INC.
           (Exact name of registrant as specified in its charter)

             Delaware                                    84-1100630
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
 incorporation or organization)

                             3375 Mitchell Lane
                          Boulder, Colorado 80301
                               (303) 440-5220
         (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                             ------------------

                               Freya R. Brier
                  Vice President of Legal, General Counsel
                          Wild Oats Markets, Inc.
                             3375 Mitchell Lane
                          Boulder, Colorado 80301
                               (303) 440-5220

         (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copy to:

                           Randall H. Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                       New York, New York 10036-6522
                               (212) 735-3000


     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                      CALCULATION OF REGISTRATION FEE

------------------------------------- ------------------- ------------------------ ------------------------- --------------------
                                                                 Proposed                  Proposed
  Title of Shares to be Registered       Amount to be        Maximum Aggregate        Maximum Aggregate           Amount of
                                          Registered        Price Per Share (1)       Offering Price (1)      Registration Fee*
------------------------------------- ------------------- ------------------------ ------------------------- --------------------
Common Stock, par value                   3,250,000               $14.275                $46,393,750            $4,258.37(3)
$.001 per share(2)
------------------------------------- ------------------- ------------------------ ------------------------- --------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act, and based upon the average of the high and low prices of the registrant's common stock as reported on the Nasdaq National Market on June 6, 2002.

(2) Includes preferred share purchase rights ("Rights"). The Rights are associated with and trade with the common stock. The value, if any, attributable to the Rights is reflected in the market price of the common stock.

(3) Reflects an offset of $9.86 pursuant to Rule 457(p) under the Securities Act for the unused portion of the filing fee paid by Wild Oats Markets, Inc. in connection with its Registration Statement on Form S-3 (Registration No. 333-85908) filed with the Securities and Exchange Commission on April 9, 2002.

*     Previously paid.

                    -----------------------------------

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                             EXPLANATORY NOTE:


     The prospectus filed herewith is a combined prospectus pursuant to Rule 429 under the Securities Act, which relates to the shares registered hereby and the shares registered on a Registration Statement on Form S-3, filed with the Securities and Exchange Commission on November 14, 1997 (Registration No. 333-40305), by Wild Oats Markets, Inc. Accordingly, upon effectiveness, this registration statement shall act as a post-effective amendment to such earlier registration statement.

[FLAG]
PRELIMINARY PROSPECTUS, DATED JULY 24, 2002. THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



PROSPECTUS
----------
                         [GRAPHIC OBJECT OMITTED]
                                 WILD OATS
                               MARKETS, INC.

                                COMMON STOCK

     This prospectus covers the offer and sale of up to 4,450,000 shares of common stock, $.001 par value per share, of Wild Oats Markets, Inc., a Delaware corporation (the "Company"), by the Company to investors to be identified.

     Our executive offices are located at 3375 Mitchell Lane, Boulder, Colorado 80301, and our telephone number is (303) 440-5220.

     The common stock is quoted on Nasdaq National Market under the symbol "OATS." On July 23, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $10.06 per share.

     Investing in the common stock involves a high degree of risk. See "Risk Factors" beginning on page 3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.





                           ----------------------





               The date of this prospectus is July 24, 2002.

                             TABLE OF CONTENTS



                                                                           Page

Wild Oats Markets........................................................    1
Risk Factors.............................................................    3
Special Note Regarding Forward-Looking Information.......................    7
Recent Events and Other Material Information.............................    8
Use of Proceeds..........................................................   11
Plan of Distribution.....................................................   11
Legal Matters............................................................   12
Experts..................................................................   12
Where You Can Find More Information......................................   12

                             WILD OATS MARKETS

     Wild Oats Markets, Inc. is one of the largest natural foods supermarket chains in North America. As of July 15, 2002, we operated 101 natural foods stores, including two small vitamin stores, in 23 states and British Columbia, Canada under several names, including:

     o    Wild Oats Natural Marketplace (nationwide);

     o    Henry's Marketplace (San Diego and Orange County, California);

     o    Nature's - A Wild Oats Market (metropolitan Portland, Oregon);

     o    Sun Harvest Farms (Texas); and

     o    Capers Community Market (British Columbia, Canada).

     We are dedicated to providing a broad selection of high-quality natural, organic and gourmet foods and related products at competitive prices in an inviting and educational store environment emphasizing customer service. Our stores range in size from 2,700 to 45,000 gross square feet and feature natural alternatives for virtually every product category found in conventional supermarkets. We provide our customers with a one-stop, full-service shopping alternative to both conventional supermarkets and traditional health food stores. We believe we have developed a differentiated concept that appeals to a broader, more mainstream customer base than the traditional natural foods store. Our comprehensive selection of natural health foods products appeals to health-conscious shoppers while we also offer virtually every product category found in a conventional supermarket, including grocery, produce, meat, poultry, seafood, dairy, frozen, food service, bakery, vitamins and supplements, health and body care and household items.

     Retail sales of natural products have grown from $7.6 billion in 1994 to $24.6 billion in fiscal 2000, a 21.6% compound annual growth rate, and total sales of natural products (including over the internet, by practitioners, by multi-level marketers and through mail order) reached $32.1 billion in fiscal 2000, according to the Natural Foods Merchandiser. Sales growth in the traditional grocery industry has remained relatively flat over the same period. We believe that this growth reflects a broadening of the natural products consumer base, which is being propelled by several factors, including healthier eating patterns, increasing concern regarding food purity and safety and greater environmental awareness. Our unique positioning, coupled with industry data that states that the natural products industry comprises less than 5% of the total grocery industry, offers significant potential for us to continue to expand our customer base.

     Our sales grew from $838.1 million during fiscal 2000 to $893.2 million during fiscal 2001, an increase of 6.6%, due largely to improvements in merchandising, marketing and operations in our stores and the opening of four new stores. We also believe that sales increases, in the face of a number of store closures and sales, resulted from the implementation in 44 of our natural foods supermarket format stores of certain new strategic initiatives. These include strategic banner consolidation to build brand equity, and marketing, merchandising and pricing initiatives as part of our Fresh Look program. The Fresh Look program was tested in our Colorado stores on a modified format in July of 2001, and rolled out to 44 stores in phases during September, October and November of 2001. The Fresh Look program includes price reductions on up to 2,500 items per store, increased marketing through the introduction of a weekly, eight-page flyer that is distributed to a broader range of potential customers, and operational modifications in the stores, including product reorganization, department reorganization within the store, modification of product mix and increased labor staffing.

     We added 4, 13, 25, 16 and 14 new and acquired stores to our store base in fiscal years 2001, 2000, 1999, 1998 and 1997, respectively. As a result of our aggressive growth over the last five years, we have increased our penetration of existing markets, entered new geographic markets and created a stronger platform for future growth. We believe our growth has resulted in operating efficiencies created by:

     o    warehousing, distribution and administrative economies of scale;

     o    improved volume purchasing discounts; and

     o    coordinated merchandising and marketing strategies.

     Our aggressive growth has also resulted in operations and acquisition integration difficulties that had a negative impact on our overall operating results in fiscal 2001.

     At the end of fiscal 2001, we had 107 stores located in 23 states and Canada, as compared to 106 stores in 22 states and Canada as of the end of fiscal 2000. A summary of store openings, acquisitions, closures and sales is as follows:

                                                     TOTAL STORE COUNT
                                           ------------------------------------
                                                 Fiscal Year            Period
                                                   Ending               Ending
                                           ------------------------   ----------
                                                                       July 15,
                                             2000           2001         2002
                                           ----------    ----------   ----------

   Store count at beginning of period          110            106          107
   Stores opened                                14              4            1
   Stores acquired                               2
   Stores closed                               (17)            (1)          (4)
   Stores sold                                  (3)            (2)          (3)
                                           ----------    ----------   ----------

   Store count at end of period                106            107          101
                                           ==========    ==========   ==========


     As part of our strategic repositioning announced in the second and fourth quarters of fiscal 2000, we identified 22 natural foods stores for closure or sale due to weak performance. In fiscal 2000, we closed 10 and sold three of those identified stores. In the second quarter of fiscal 2001, as part of additional evaluation of our operations by new management, we identified an additional three stores for closure in fiscal 2001; in the fourth quarter of fiscal 2001, we extended our evaluation and identified an additional three stores for closure in fiscal 2001 and 2002. To date, we have closed four of the identified stores, terminated our lease-related obligations as to two of the identified locations and sold five of the identified stores, four in related transactions. We also closed two small vitamin stores in the second and third quarters of fiscal 2000. Due to a change in estimates related to changes in facts and circumstances during the fourth quarter of fiscal 2001, we decided to continue to operate four stores previously identified for closure or sale. A summary of restructuring activity by store count is as follows:

                                                                         RESTRUCTURING STORE COUNT
                                                               -----------------------------------------
                                                                      Fiscal Year              Period
                                                                        Ending                 Ending
                                                               --------------------------    -----------
                                                                                              July 15,
                                                                  2000           2001           2002
                                                               -----------    -----------    -----------
   Stores remaining at commencement of period                                       9              6
   Stores identified in fiscal 2000 for closure or sale             22

   Stores identified in fiscal 2001 for closure                                     6

   Identified stores closed or abandoned                           (10)            (3)            (3)
   Identified stores sold                                           (3)            (2)            (3)
   Reversal of stores identified for closure or sale                               (4)
                                                               -----------    -----------    -----------
   Identified stores remaining at period end                         9              6              0
                                                               ===========    ===========    ===========

                                RISK FACTORS

     You should carefully consider the following risk factors, in addition to the other information included or incorporated by reference in this prospectus, before making an investment decision. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occurs, our business may suffer, the trading price of common stock could decline, and you may lose all or part of your investment.

Our quarterly financial results and our stock price may fluctuate significantly

     Our quarterly results of operations may differ materially from quarter to quarter for a variety of reasons, including the timing and success of new store openings, overall store performance, changes in the economy, seasonality and the timing of holidays, significant increases or decreases in prices for or availability of goods and services, competitive pressure and labor disturbances, as well as other factors mentioned in this section.

     Our stock price has been and continues to be fairly volatile. Our stock price is affected by our quarterly and year-end results, results of our major competitors and suppliers, general market and economic conditions and publicity about us, our competitors, our vendors or our industry. Volatility in our stock price may affect our future ability to raise proceeds from equity financings, renegotiate our existing credit agreement or enter into a new borrowing relationship, or affect our ability to obtain new store sites on favorable economic terms.

Our past comparable store sales may not be indicative of future comparable store sales

     A variety of factors affect our comparable store sales results, including, among others:

     o the opening of stores by us or by our competitors in markets where we have existing stores;

     o the relative proportion of new stores to mature stores; o store remodels;

     o    the timing of promotional events;

     o    our ability to follow our operating plans effectively;

     o    changes in consumer preferences for natural foods products; and

     o    general economic conditions.

     Past increases in comparable store sales may not reflect future performance. Comparable store sales for any particular period may decrease in the future. Due to the factors listed above, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future financial performance. Fluctuations in our comparable store sales could cause the price of our common stock to fluctuate substantially.

Increased competition in the sale of natural foods products could reduce our profitability

     Our competitors currently include other independent and multi-unit natural foods supermarkets, smaller traditional natural foods stores, conventional supermarkets and specialty grocery stores. We believe that our primary competitor is Whole Foods Market, Inc., a national natural foods supermarket chain based in Texas, which, as of April 14, 2002, had 131 stores and had annual sales of approximately $2.3 billion in its 2001 fiscal year. A number of other natural foods supermarkets offer a range of natural foods products similar to those we offer. While some competitors do not offer as full a range of products as we do, they do compete with us in some product categories.

     Many of our competitors have been in business longer and have greater financial or marketing resources than we do. Our competitors also may be able to devote more funds and employees to securing suitable locations for new stores and to the sourcing, promotion and sale of their products. In addition, should any of our competitors reduce prices, we may be required to reduce prices to remain competitive, which could result in lower sales and profitability. As we open stores in new geographic markets, our success will depend in part on our ability to gain market share from established competitors. Traditional and specialty grocery stores are expanding the amount of natural foods they carry and market, and therefore they now compete directly with us for products, customers and locations. We expect competition from both new and existing competitors to increase in our markets and we may not be able to compete effectively in the future, which could adversely affect our profitability.

Economic conditions may affect us to a greater degree than our competitors

     Downturns in general economic conditions in communities, states, regions or the nation as a whole can negatively affect our results of operations. While purchases of food generally do not decrease in a slower economy, consumers may choose less expensive alternative sources for food purchases. In addition, downturns in the economy make the disposition of excess properties, for which we continue to pay rent and other carrying costs, substantially more difficult as the markets become saturated with vacant space and market rents decrease.

Information picketing and other union activities may negatively affect our sales

     From time to time, unions will attempt to organize employees or portions of the employee base at stores or our distribution or manufacturing facilities. Responses to organization attempts require substantial management and employee time and are disruptive to operations. In addition, from time to time certain of our stores may be subject to informational picketing by local trade unions, which can discourage customer traffic and lower sales volumes.

Loss of key personnel could disrupt our operations

     We believe that our continued success will depend to a significant extent upon the leadership and performance of our key executive personnel, including:

     o    Perry D. Odak, our Chief Executive Officer and President;

     o    Stephen P. Kaczynski, our Senior Vice President of Merchandising;
          and

     o    Bruce Bowman, our Senior Vice President of Operations.

     The loss of the services of these individuals or other of our key personnel could harm our operations. We do not maintain key person insurance on any of these personnel. Our continued success is also dependent upon our ability to attract and retain qualified executives to meet our future growth needs. We face intense competition for qualified executives, many of whom are subject to offers from competing employers. We may not be able to attract and retain key executive personnel as necessary to operate our business.

Disruptions of product supply could reduce store sales and profitability and disrupt our operations

     Our business is dependent on our ability to buy products on a timely basis and at competitive prices from a small number of distributors and from a large number of relatively small vendors. We purchase 28.2% of our total goods from one distributor under an agreement that expires in August 2002. On June 14, 2002, we entered into a new distribution agreement with Tree of Life, Inc., as distributor, which commences in September 2002 (See "Recent Events and Other Material Information" beginning on page 8). We may experience short term disruptions in delivery of goods as the transition from the prior distributor to Tree of Life is implemented, resulting in reduced sales. Upon expiration of the existing distribution agreement with our current primary distributor, other than the new distribution agreement with Tree of Life, we will have no other supply contracts with the majority of our smaller vendors, who could discontinue selling to us at any time. Although we believe that we could develop alternative sources of supply, any such termination may create a short-term disruption in store-level merchandise selection, resulting in reduced sales. Any significant disruption in the supply of goods could have a material impact on our overall sales volume, cost of goods and our profitability. We may not be able to negotiate future supply agreements with this or other distributors on terms favorable to us, if at all.

Changes in government regulation could increase our costs and harm our operating results

     We are subject to many laws, regulations and ordinances at the local, state and national level and problems or failures to comply with these laws could negatively affect our store sales and operations, or could delay the opening of a new store. Such laws regulate our operations, including:

          o    health and sanitation standards;

          o    food labeling and handling requirements;

          o    employment and wage levels; and

          o    food and alcoholic beverage sales regulations.

     For example, in the fall of 2002, the U.S.D.A.'s National Organic Standards, a comprehensive program of regulations governing the growing, production, handling and sale of goods advertised as "organic", will be fully implemented. We may experience a disruption in our product offerings if our suppliers are unable to comply with these standards or our stores require certification as organic handlers to handle certain organic foods. Additionally, approximately 17% of our total sales come from the sale of vitamins, supplements and herbal products and there have been many proposals for new laws on a national level to restrict sales of certain supplement products or to regulate information available to consumers regarding these products.

     Modifications in existing laws and the implementation of new laws governing components of our business operations may be triggered by consumer and regulatory concerns regarding food safety issues, new technology or competitive pressures. Such modifications could require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling and/or scientific substantiation. Any of these requirements could harm our sales volume, costs of goods and direct store expenses. In addition, from time to time we are audited by various governmental agencies for compliance with existing laws, and we could be subject to fines or operational modifications as a result of noncompliance.

Our Fresh Look program may not be successful, which would harm our operating results

     In 2001, we introduced our Fresh Look program in 44 of our natural supermarket stores, and as part of such program reduced everyday prices on up to 2,500 items per store and implemented a weekly flyer program, with an expanded selection of sale items. We currently are proposing to implement the Fresh Look program to our remaining natural foods supermarket format stores in 2002. Our Fresh Look program may not be successful, in which case we will experience an increase in costs and a decrease in gross margins without a corresponding increase in gross sales. For example, after analysis of results from the Fresh Look stores and additional customer research, we determined that some pricing reductions on certain items were overly aggressive, resulting in greater margin erosion without corresponding customer recognition and item movement, and we are evaluating a modest price increase on selected products.

Successfully opening and operating new stores is a critical component of our growth strategy

     We have grown considerably in size and geographic scope since 1992. Between 1997 and 2001, we added 72 new and acquired stores to our store base. We plan to continue growing, primarily through the opening of new stores. If we are unable to successfully open and operate new stores our growth strategy will be restricted and our operating results will be harmed. We are currently restricted by our bank covenants in the number of new leases we can sign and the amount of aggregate new store capital expenditures we can make; however, the bank covenants allow us to add additional leases and make additional capital expenditures if we are successful in raising $30.0 million or more in new equity financings. Our ability to successfully open and operate new stores depends on many factors, including our ability to:

          o raise sufficient equity financing to allow us to execute new leases and spend additional capital in accordance with the terms of our current bank covenants;

          o hire and train new personnel, including administrative and accounting personnel, departmental, regional and store managers, store employees and other personnel in our corporate organization;

          o expand into areas of the country where we have no operating experience;

          o identify areas of the country that meet our criteria for new store sites;

          o locate suitable store sites and negotiate acceptable lease terms;

          o obtain governmental and other third party consents, permits and licenses needed to operate new stores; o integrate new stores into our existing operations;

          o expand our existing systems or acquire and implement new systems, including information systems, hardware and software, and distribution infrastructure, to include new, relocated and acquired stores; and

          o    obtain adequate funding for operations.

     New stores build their sales volumes and refine their merchandise selection gradually and, as a result, generally have lower gross margins and higher operating expenses as a percentage of sales than more mature stores. We anticipate that the stores we opened in 2001 and 2002 will experience operating losses for the first six to 12 months of operation, in accordance with historical trends; however, given the continued weakening of the U.S. economy in the wake of the events of September 11, 2001, operating losses may be extended for additional periods of time. Additionally, we incur significant pre-opening expenses and, as a result, the opening of a significant number of new stores in a single period will negatively affect our operating results.

We may grow our business through the acquisition of other stores, which we may be unable to successfully accomplish

     We will continue to consider acquisitions of natural foods retailers where attractive opportunities exist. Acquisitions of operating stores involve risks which could have a negative effect on our business and financial results such as:

          o    short-term declines in our reported operating results;

          o    diversion of management's attention;

          o    unanticipated problems or legal liabilities;

          o inclusion of incompatible operations, particularly management information systems; and

          o    inexperience in operating different store formats.

     Further, acquired stores, while generally profitable as of the acquisition date, generate lower gross margins and store contribution margins than our company average due to their substantially lower volume purchasing discounts and the integration of the acquired stores into our operating systems. Over time, we expect the gross margin and store contribution margin of acquired stores to approach our company average. Other factors that could cause acquired stores to perform at lower-than-expected levels include, among other things, difficulties in integrating existing employees, turnover of regional and store management, disruption of advertising, changes in product mix and delays in the integration of purchasing programs.

Our remodeling efforts may cause an extended reduction in the sales volumes of our remodeled stores

     We completed the remodeling of 15 of our older stores in 2001, and remerchandised a number of our stores in the second, third and fourth quarters of 2001, with the goal of eliminating slower-selling products, reducing excess SKU counts in certain categories of products, and giving greater emphasis to produce, meat and seafood and grocery departments. We plan to remodel and remerchandise a number of our older remaining stores, subject to the limitations of our bank covenants and the availability of capital. Remodels and remerchandising typically cause short-term disruption in sales volume and related increases in certain expenses as a percentage of sales, such as payroll. Current and future remodeled or remerchandised stores may experience sales disruptions and the related impact on earnings to a greater degree than we have projected.

Our strategy of clustering stores may cause an extended decrease in sales of clustered stores

     As part of our growth strategy, we strive to locate stores in clusters in select regional markets to increase overall sales, reduce operating costs and increase customer awareness. Our comparable store sales results have been negatively affected in the past by, among other factors, planned cannibalization, which is the loss of sales at an existing store when we open a new store nearby, resulting from the implementation of our store clustering strategy. Some new stores opened in the past two years have caused a greater degree of cannibalization than previously expected, and we currently believe that the store contribution margins at the older, affected stores in these regions will not rebound to their prior levels. In other existing markets, the sales and operating results trends for other stores may continue to experience temporary declines related to the clustering of stores. We are currently reevaluating our clustering strategy in response to greater-than-expected sales cannibalization in certain existing markets where we opened new stores.

Our growth strategy has placed, and will continue to place, a significant strain on our management

     Although we believe that we have the management, operational and information systems, distribution infrastructure and other resources required to implement our growth strategy, we may not be able to execute our new store expansion plans within the expected time frame. Our continued growth may place a significant strain on our management, our ability to distribute products to our stores, working capital, and financial and management control systems. In order for us to manage our expanding store base successfully, our management will be required to anticipate the changing demands of our growing operations and to adapt systems and procedures accordingly. If we are not able to do so, our business, sales and overall profitability will be materially and negatively affected.

We do not intend to pay cash dividends for the foreseeable future

     We have never paid cash dividends on shares of our common stock. We do not intend to pay cash dividends in the foreseeable future. Our credit facilities contain various financial covenants which restrict, among other things, our ability to pay cash dividends.

Legal proceedings could materially impact our results

     From time to time we are party to legal proceedings including matters involving personnel and employment issues, distribution relationships, real estate leases, and other proceedings arising in the ordinary course of business. Although not currently anticipated by management, our operating results could be harmed by the decisions and expenses related to such proceedings.

We may be subject to product liability claims if people are harmed by the products we sell

     There is increasing governmental scrutiny of and public awareness regarding food safety. We believe that many customers choose to shop at our stores because of their interest in health, nutrition and food safety. We believe that our customers hold us to a higher standard than conventional supermarkets. The real or perceived sale of contaminated food products by us could result in decreased sales and product liability claims, which would harm our operating results.

Information system upgrades or integrations may disrupt our operations or financial reporting

     We continually evaluate and upgrade our management information systems. We have completed a number of acquisitions in recent years, and the information systems of some of the acquired operations have not been fully integrated with our information systems. Although we do not anticipate any disruption in our operations or financial reporting as a result of system upgrades or system integrations, there can be no assurance that such disruption will not occur or that the desired benefits from the system upgrades will be realized.

We May Be Unable to Refinance Our Bank Debt on Attractive Terms

     Our $125,000,000 bank credit facility matures in August 2003 and contains some covenants which are more restrictive on our operational and financial flexibility than we believe could be achieved in a new facility. Following the sale of the shares of common stock offered by this prospectus, we hope to arrange and issue up to $100,000,000 in senior and/or subordinated debt, the proceeds of which will be used, together with operating cash and a portion of the proceeds from the sale of the shares of common stock offered by this prospectus, to refinance our existing facility. We have begun the process of investigating possible debt refinancing opportunities, but there can be no assurance as to whether the debt markets will be receptive to a refinancing on terms that would be attractive to us or as to the timing of arranging any such refinancing.

             SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     This prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In some cases, you can identify these forward-looking statements by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "could," "should" and "continue" and other similar words and expressions. Specifically, this prospectus contains forward-looking statements regarding:

     o    our plans to open, acquire, relocate or close additional stores;

     o    the anticipated performance of such stores;

     o    the impact of competition and current economic uncertainty;

     o the sufficiency of funds to satisfy our cash requirements through the remainder of fiscal 2002;

     o    our expectations for comparable store sales;

     o our plans for redesigning our natural foods supermarket store format;

     o the impact of changes resulting from implementation of our Fresh Look merchandising, advertising and pricing program;

     o    levels of cannibalization caused by clustering stores; and

     o    expected pre-opening expenses and capital expenditures;

     Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

     o    our ability to conclude a private placement of our stock;

     o the timing and success of the implementation of the Fresh Look program;

     o the timing and execution of new store openings, relocations, remodels, sales and closures;

     o    the impact of competition;

     o    changes in product supply or suppliers;

     o    changes in management information needs;

     o    changes in customer needs and expectations;

     o    governmental and regulatory actions;

     o    general industry or business trends or events;

     o changes in economic or business conditions in general or affecting the natural foods industry in particular;

     o competition for and the availability of sites for new stores and potential acquisition candidates; and

     o    other factors referenced in this prospectus.

     You should also consider carefully the risk factors described on pages 3 through 7 of this prospectus, which address additional factors that could cause our results to differ from those set forth in the forward-looking statements. We undertake no obligation to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results, except to the extent required by law.


                RECENT EVENTS AND OTHER MATERIAL INFORMATION

     Perry D. Odak's Right to Receive Additional Options - Perry D. Odak, the Company's Chief Executive Officer and President and a director of the Company, is a party to an employment agreement under the terms of which he will be entitled, by virtue of the sale of the common stock offered pursuant to this prospectus, to receive options to purchase sufficient additional shares of common stock (but not in excess of 300,000 shares) to maintain his percentage interest at 5% of the outstanding common stock (determined as if such options were issued). The options will be issued under our stock option plan with a term of ten years vesting ratably on a monthly basis over four years, subject to accelerated vesting in the case of certain changes of control or in the event that the average closing sale prices of the common stock over a 90 trading day period trades above specified targets. The exercise price of the options will be issued at the fair market value on the date of grant, which will be deemed to be the closing sale price of the shares of common stock on the day before the date of grant.

     John A. Shields Director Compensation - John A. Shields, who has been Chairman of the Board of Directors of the Company since July 1996, was recently granted by our Board of Directors a payment of $60,000 in recognition of significant efforts made by him on our behalf over the past year, including in connection with negotiating a settlement of certain disputes with our founders and related transition issues, as well as increase in his monthly compensation from us from $1,000 to $5,000 effective as of May 1, 2002. Mr. Shields has received, and expressed his preference to continue to receive, all such payments in the form of options to purchase common stock. The options, consistent with past practice, are fully vested, have a term of ten years and are granted at an exercise price equal to 85% of the fair market value on the date of grant (deemed to be the closing sale price of the shares of common stock on the day before the date of grant) such that the aggregate spread in the options on such date will be equal to the amount of his monthly compensation.

     Capitalization - As of the date of this prospectus, we have 25,147,799 outstanding shares of common stock and 3,062,135 options to purchase common stock at exercise prices ranging from $3.13 per share to $26.50 per share. The number of outstanding shares reflects the shares issued to our founders as part of a settlement agreement with them and the number of options reflects grants of director options for all meetings through the date of this prospectus and grants of options to Mr. Shields in respect of his monthly compensation through June 2002. Assuming that a total of 4,450,000 shares of common stock are sold pursuant to this prospectus, Mr. Odak would be granted options to purchase an additional 234,211 shares of common stock with the terms described above.

     Possible New Severance Agreements - In recognition of their value in retaining valuable employees, our Board of Directors has approved in principle the granting of severance agreements to a group of key members of our management, other than Mr. Odak, whose employment agreement already provides for severance arrangements. The terms of the proposed severance agreements are under review, but are expected to be finalized and implemented within the next several months.

     Refinancing of Credit Facility - Our $125,000,000 bank credit facility matures in August 2003 and contains some covenants which are more restrictive on our operational and financial flexibility than we believe could be achieved in a new facility. Following the sale of the shares of common stock offered by this prospectus, we hope to arrange and issue up to $100,000,000 in senior and/or subordinated debt, the proceeds of which will be used, together with operating cash and a portion of the proceeds from the sale of the shares of common stock offered by this prospectus, to refinance our existing facility. We have begun the process of investigating possible debt refinancing opportunities, but there can be no assurance as to whether the debt markets will be receptive to a refinancing on terms that would be attractive to us or as to the timing of arranging any such refinancing.

     New Distribution Agreement - As disclosed in a Current Report on Form 8-K, filed with the SEC on July 1, 2002, on June 14, 2002, we entered into an Agreement for Distribution of Products (the "Distribution Agreement") with Tree of Life, Inc., as distributor. The distribution arrangement commences effective September 1, 2002, which is the date upon which our existing primary distribution contract with United Natural Foods, Inc. expires. The Distribution Agreement has no specified term, although either party can terminate the Agreement after three years upon 120 days' prior written notice to the other party. Either party also may terminate the Distribution Agreement for defaults, as defined in the Distribution Agreement, by the other party of certain provisions of the Distribution Agreement. Under the terms of the Distribution Agreement, we are obligated to purchase 90% of the total cost of specified categories of goods for sale in our U.S. stores from Tree of Life, except in certain defined circumstances when such percentage purchasing obligation is excused We currently are implementing a transition plan designed to switch the primary distribution of goods from our existing distributor to Tree of Life with minimal disruption to our store operations.


     New Accounting Standard - Goodwill and Other Intangible Assets

     Effective December 30, 2001, the Company implemented SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 was issued in July 2001, supersedes Accounting Principles Bulletin No. 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. SFAS No. 142 (1) prohibits the amortization of goodwill and indefinite-lived intangible assets, (2) requires testing of goodwill and indefinite-lived intangible assets on an annual basis for impairment (and more frequently if the occurrence of an event or circumstance indicates an impairment), (3) requires that reporting units be identified for the purpose of assessing potential future impairments of goodwill and (4) removes the 40-year limitation on the amortization period of intangible assets that have finite lives.

     In conjunction with its purchase acquisitions, the Company historically had recorded goodwill at the store level; however, based on the Company's recent consolidation of its brands to increase synergy and awareness, the Company has changed its goodwill accounting policy and accordingly has assigned the carrying value of its goodwill to one reporting unit at the enterprise level to recognize goodwill for the brand, as opposed to the past practice of recording goodwill at the store level. During the second quarter of fiscal year 2002, the Company completed the impairment test prescribed by SFAS No. 142 and concluded that no impairment of goodwill existed as of December 30, 2001. The Company anticipates an annual decrease in amortization of goodwill of approximately $3.0 million and a corresponding annual increase to net income of $1.8 million. The Company intends to test goodwill for impairment annually or more frequently if the occurrence of an event or circumstance indicates potential impairment.

     Also, upon implementation of SFAS No. 142, the Company identified intangible assets related to leasehold interest resulting from store lease agreements with a carrying value of approximately $7.9 million at December 30, 2001. The Company determined that there is no indication of impairment of these assets and that the average 20-year life assigned to these assets is appropriate. Going forward, the Company will test these intangibles for impairment annually or more frequently if the occurrence of an event or circumstance indicates impairment.

     The amortization of intangibles expense (net of tax) and net income
(loss) available to common stockholders are as follows (in thousands):

                                             THREE MONTHS ENDED                              FISCAL YEAR
                                     March 30, 2002       March 31, 2001           2001          2000          1999

Goodwill amortization                            $--                $485            $1,883        $1,967       $1,783
Leasehold interest amortization                  $73                 $58              $270          $254          $82
Net income (loss) available                     $668               $(118)         $(43,912)     $(15,021)      $12,488
to common stockholders


     The following table illustrates net income (loss) available to common stockholders as if SFAS No. 142 had been implemented as of January 3, 1999 (in thousands):

                                                 THREE MONTHS
                                                     ENDED                               FISCAL YEAR
                                        -------------- --- -------------    ----------- --- ---------- -- ---------
                                            March             March
                                             30,               31,
                                            2002               2001            2001           2000          1999
                                        -------------- --- ------------- -- ----------- --- ---------- -- ---------
Reported net income (loss) available
     to common stockholders             $     668          $      (118)     $(43,912)       $(15,021)     $ 12,488
Goodwill amortization                         ---                  485         1,883           1,967         1,783
                                        --------------     -------------    -----------     ----------    ---------
Adjusted net income available
     to common stockholders             $     668          $       367      $(42,029)       $(13,054)     $ 14,271
                                        ==============     =============    ===========     ==========    =========

EARNINGS PER SHARE -
     BASIC AND DILUTED
Reported net income (loss) available
     to common stockholders             $       0.03       $         0.00   $      1.80     $      0.65   $      0.53
Goodwill amortization                            ---                 0.02          0.08            0.08          0.08
                                        ------------       --------------   -----------     -----------   ------------
Adjusted net income available
     to common stockholders             $       0.03                 0.02         (1.72)          (0.57)         0.61
                                        ============       ==============   ===========     ===========   ===========


     During the three months ended March 30, 2002, amortization of intangible assets expense was $118,000. The estimated amortization of intangible assets for each of the five fiscal years ending in fiscal 2006 is as follows (in thousands):

                               Fiscal                   Amortization Expense
                                Year
                       -----------------------        ------------------------

                                2002                         $ 472,000
                                2003                           472,000
                                2004                           472,000
                                2005                           472,000
                                2006                           472,000



                              USE OF PROCEEDS

     After payment of approximately $____ in expenses, we expect to have net proceeds of approximately $____ from the sale of the shares of the common stock offered by this prospectus. The net proceeds from the sale of the common stock offered pursuant to this prospectus will be used for general corporate purposes, including capital expenditures, purchases of equipment and general operations, with approximately 65% of such proceeds used for the funding of new store expansion plans (as outlined in our annual report on Form 10-K for the year ended December 29, 2001), approximately 30% of such proceeds used for remodeling of certain of our 101 existing stores and maintenance of store capital equipment and other leasehold improvements, and approximately 5% of such proceeds used for the development of information systems and infrastructure aimed at reducing costs and improving operating margins. If necessary, a portion of the net proceeds also may be used in connection with the refinancing of our existing bank credit facility as described above.


                            PLAN OF DISTRIBUTION

     All of the shares of the common stock offered pursuant to this prospectus will be sold by us, with the assistance of our sole placement agent as described below, directly to investors to be identified. It is expected that all of the shares of the common stock will be sold at a single closing and at the same price, which price will be established by reference to the prevailing market price as agreed with investors.

     We have engaged J.P. Morgan Securities Inc. ("JPMorgan") to act as the sole placement agent on a best efforts basis for this offering. In this capacity, JPMorgan may be deemed to be an underwriter for purposes of the Securities Act, but will not be obligated to purchase the shares from us. Instead, JPMorgan will use its best efforts to facilitate the sale of all of the shares by us to the investors. JPMorgan's engagement expires on March 26, 2003 unless earlier terminated by either JPMorgan or us at any time upon ten days' prior written notice. JPMorgan is affiliated with J.P. Morgan Partners (SBIC), LLC, which holds approximately 9.4% of our outstanding common stock and has a representative on our Board of Directors.

     As compensation for its services as the sole placement agent, we have agreed to pay JPMorgan a fee equal to 5.0% of the value of the common stock sold under this prospectus, except in the case of common stock sold to certain investors that we previously had identified to JPMorgan, in which case the fee will be 3.25%. We also have agreed to reimburse JPMorgan up to $50,000 (or such greater amount as we specifically may approve) for all of its reasonable out-of-pocket costs and expenses in connection with its engagement. JPMorgan's fee compensation may be deemed to be underwriter commissions.

     Prior to engaging JPMorgan to act as our sole placement agent, we had explored the possibility of conducting a private placement of our common stock with prospective investors, including several of our current stockholders and other eligible investors who expressed interest in such a private placement. We later determined to pursue this offering in lieu of a private placement and engaged JPMorgan to act as our sole placement agent. In negotiating JPMorgan's fees for this engagement, JPMorgan agreed to a reduced fee to the extent that the previously identified prospective investors participate in this offering. We anticipate that one or more of these previously identified prospective investors will purchase a portion of the shares offered hereby and, accordingly, JPMorgan's fee will be 3.25% for that portion of the shares sold to the previously identified investors and 5.0% for the balance of the shares sold in this offering.

     In connection with JPMorgan's engagement, we also have agreed to indemnify and hold harmless JPMorgan, its affiliates and their respective officers, directors, employees, agents and controlling persons (each an "Indemnified Person") from and against any and all losses, claims, damages, liabilities and expenses, joint or several, to which any such Indemnified Person may become subject arising out of or in connection with its engagement, or any claim, litigation, investigation or proceedings relating to the foregoing regardless of whether any of such Indemnified Persons is a party thereto, and to reimburse such Indemnified Persons for any legal or other out-of-pocket expenses as they are incurred in connection with investigating, responding to or defending any of the foregoing, provided that the foregoing indemnification will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or expenses to the extent that they are finally judicially determined to have resulted from the gross negligence or willful misconduct of such Indemnified Person.

     We anticipate that one or more investors purchasing shares of common stock offered by this prospectus already will own shares of our common stock. We do not anticipate that any of the investors purchasing shares of common stock offered by this prospectus will have any other business relationships with us or our subsidiaries or affiliates.

     We are bearing all costs relating to the registration of the shares offered by this prospectus (other than fees and expenses, if any, of counsel or other advisors to the investors).

                               LEGAL MATTERS

     The validity of the common stock being offered hereby will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                  EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 29, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The report of Ernst & Young LLP, independent auditors, on the financial statements of Sun Harvest Farms, Inc. as of September 28, 1999, December 29, 1998, December 30, 1997, and for the nine-month period ended September 28, 1999 and the fiscal years ended December 29, 1998, December 30, 1997, and December 31, 1996, which report appears in the Form 10-K of Wild Oats Markets, Inc. for the year ended December 29, 2001 is incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                    WHERE YOU CAN FIND MORE INFORMATION

     You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any different information. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, these securities in any state where the offer or sale is prohibited. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information regarding our company and the common stock being offered under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information filed with the SEC, at the SEC's Public Reference Room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this registration statement and prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the shares covered by this prospectus.

     The following documents filed with the SEC are incorporated by reference in this prospectus:

     1.  Our annual report on Form 10-K for the year ended December 29, 2001;

     2.  Our quarterly report on Form 10-Q for the quarter ended March 30, 2002;

     3.  Our current report on Form 8-K, filed with the SEC on July 1, 2002;

     4. The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on October 17, 1996; and

     5. The description of the rights to purchase our Series A junior participating preferred stock set forth in our registration statement on Form 8-A, filed with the SEC on May 21, 1998.

     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Wild Oats Markets, Inc., Attention: Chief Financial Officer, 3375 Mitchell Lane, Boulder, Colorado 80301, telephone: (303) 440-5220.

                                  PART II
                   INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the estimated expenses payable by the registrant in connection with the offering of the common stock being registered, other than placement agent fees, the amount of which will depend upon the aggregate gross proceeds received. All the amounts shown are estimates, except for the registration fee. These expenses will be borne by the registrant.

         SEC registration fee                           $     $4,258.37
         Accounting fees and expenses                         15,500.00
         Legal fees and expenses                              50,000.00
         Miscellaneous expenses                                5,000.00
                                                        ---------------

                  Total                                 $     74,758.37

Item 15. Indemnification of Officers and Directors.

     Section 102(b)(7) of the Delaware General Corporation Law permits a Delaware corporation to limit the personal liability of its directors in accordance with the provisions set forth therein. The Certificate of Incorporation of the registrant provides that the personal liability of its directors shall be limited to the fullest extent permitted by applicable law.

     Section 145 of the Delaware General Corporation Law permits Delaware corporations to indemnify directors, officers, employees or agents against expenses, judgments and fines reasonably incurred and against certain other liabilities in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person was or is a director, officer, employee or agent of the corporation. The Certificate of Incorporation and the Bylaws of the registrant provide for indemnification to the fullest extent permitted by applicable law. The Certificate of Incorporation limits the liability of the registrant's directors for monetary damages for breaches of the directors' fiduciary duty of care. In addition, the Certificate of Incorporation requires the registrant to indemnify its directors, officers, employees and agents serving at the registrant's request against expenses, judgment (including derivative actions), fines and amounts paid in settlement. This indemnification is limited to actions taken in good faith in the reasonable belief that the conduct was lawful and in or not opposed to the registrant's interests. The Bylaws provide for the indemnification of directors and officers in connection with civil, criminal, administrative or investigative proceedings when acting in their capacities as agents of the registrant. In addition, the registrant has entered into agreements with its directors and certain executive officers that require it to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was our director or officer, provided that such person's conduct was not knowingly fraudulent or deliberately dishonest and did not constitute willful misconduct. The registrant also maintains an officers and directors liability insurance policy.

     The foregoing may reduce the likelihood of a derivative litigation against the registrant's directors and executive officers and may discourage or deter stockholders or management from suing directors or executive officers for breaches of their duty of care, even though such actions, if successful, might otherwise benefit the registrant and its stockholders.

Item 16. Exhibits and Financial Statement Schedules.

(a)      Exhibits

Exhibit Number        Description of Document
----------------     -----------------------------------------------------------------------------------------------
4 (i).1.(a)          Amended and Restated Certificate of Incorporation of Wild Oats (1)

4 (i).1.(b)          Certificate of Correction to Amended and Restated Certificate of Incorporation of Wild Oats (1)

4 (i).1.(c)          Certificate of Amendment to Amended and Restated Certificate of Incorporation of Wild Oats (3)

4 (ii).1             Amended and Restated By-Laws of Wild Oats (1)

4.2                  Specimen stock certificate (2)

4.3                  Rights Agreement dated May 22, 1998 between Wild Oats and Norwest Bank Minnesota (4)

4.4                  Amendment No. 1 to Rights Agreement dated February 26, 2002 between Wild Oats and Wells Fargo
                     Bank, N.A. (5)

5.1                  Opinion of Skadden, Arps, Slate, Meagher & Flom LLP**

23.1                 Consent of PricewaterhouseCoopers LLP*

23.2                 Consent of Ernst & Young LLP*

23.3                 Consent of Skadden, Arps, Slate, Meagher & Flom LLP.  Reference is made to Exhibit 5.1

24.1                 Power of Attorney*

--------------
*   Filed herewith.
** To be filed by amendment.

(1) Incorporated by reference to Wild Oats' Annual Report on Form 10-K for the year ended December 28, 1996 (File Number 0-21577).

(2) Incorporated by reference to Wild Oats' Registration Statement on Form S-1 (File Number 333-11261).

(3) Incorporated by reference to Wild Oats' Registration Statement on Form S-3 (File Number 333-88011).

(4) Incorporated by reference to Wild Oats' Registration Statement on Form S-8 (File No. 333-66347).

(5) Incorporated by reference to Wild Oats' Annual Report on Form 10-K for the year ended December 29, 2001 (File Number 0-21577).


Item 17. Undertakings

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or
(4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officers or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, State of Colorado, on July 24, 2002.

                                  Wild Oats Markets, Inc.


Date:  July 24, 2002              By:      /s/ Edward F. Dunlap
                                     -----------------------------------------
                                  Edward F. Dunlap
                                  Executive Officer and Chief Financial Officer
                                  (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

    Signature                          Title                                Date
    ---------                          -----                                ----

By:               *
   ----------------
    Perry D. Odak                      Chief Executive Officer, President   July 24, 2002
                                       and Director (Principal Executive
                                       Officer)


By:               *
   ----------------
   Edward F. Dunlap                    Chief Financial Officer (Principal   July 24, 2002
                                       Financial and Accounting Officer)


By:               *
   ----------------
    John A. Shields                    Chairman                            July 24, 2002


By:                   *
   --------------------
   David M. Chamberlain                Vice Chairman                       July 24, 2002


By:               *
   ----------------
    Brian K. Devine                    Director                            July 24, 2002


By:               *
   ----------------
  David L. Ferguson                    Director                            July 24, 2002


By:               *
   ----------------
  James B. McElwee                     Director                            July 24, 2002


By:               *
   ----------------
      Mo J. Siegel                     Director                            July 24, 2002


*By:     /s/ Freya R. Brier            Attorney-in-Fact
    -------------------------------------------------
           Freya R. Brier, as Attorney-in-Fact                             July 24, 2002

                             INDEX TO EXHIBITS

Exhibit Number       Description of Document
----------------     -----------------------------------------------------------------------------------------------

4 (i).1.(a)          Amended and restated Certificate of Incorporation of Wild Oats (1)

4 (i).1.(b)          Certificate of Correction to Amended and Restated Certificate of Incorporation of Wild Oats (1)

4 (i).1.(c)          Certificate of Amendment to Amended and Restated Certificate of Incorporation of Wild Oats (3)

4 (ii).1             Amended and Restated By-Laws of Wild Oats (1)

4.2                  Specimen stock certificate (2)

4.3                  Rights Agreement dated May 22, 1998 between Wild Oats and Norwest Bank Minnesota (4)

4.4                  Amendment No. 1 to Rights Agreement dated February 26, 2002 between Wild Oats and Wells Fargo
                     Bank, N.A. (5)

5.1                  Opinion of Skadden, Arps, Slate, Meagher & Flom LLP**

23.1                 Consent of PricewaterhouseCoopers LLP*

23.2                 Consent of Ernst & Young LLP*

23.3                 Consent of Skadden, Arps, Slate, Meagher & Flom LLP.  Reference is made to Exhibit 5.1

24.1                 Power of Attorney*

--------------
* Filed herewith.
**To be filed by amendment.

(1) Incorporated by reference to Wild Oats' Annual Report on Form 10-K for the year ended December 28, 1996 (File Number 0-21577).

(2) Incorporated by reference to Wild Oats' Registration Statement on Form S-1 (File Number 333-11261).

(3) Incorporated by reference to Wild Oats' Registration Statement on Form S-3 (File Number 333-88011).

(4) Incorporated by reference to Wild Oats' Registration Statement on Form S-8 (File No. 333-66347).

(5) Incorporated by reference to Wild Oats' Annual Report on Form 10-K for the year ended December 29, 2001 (File Number 0-21577)

                                                                   Exhibit 23.1



                     CONSENT OF INDEPENDENT ACCOUNTANTS


     We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 25, 2002 relating to the financial statements and financial statement schedule, which appears in Wild Oats Markets, Inc.'s Annual Report on Form 10-K for the year ended December 29, 2001. We also consent to the reference to us under the heading "Experts" in such Registration Statement.



PricewaterhouseCoopers LLP

Denver, Colorado
July 23, 2002

                                                                   Exhibit 23.2

                      CONSENT OF INDEPENDENT AUDITORS


We consent to the reference to our firm under the caption "Experts" and to the use of our report dated November 17, 1999, with respect to the financial statements of Sun Harvest Farms, Inc. as of September 28, 1999, December 29, 1998 and December 30, 1997, and for the nine-month period ended September 28, 1999 and the fiscal years ended December 29, 1998, December 30, 1997 and December 31, 1996, included in the Annual Report on Form 10-K of Wild Oats Markets, Inc. for the year ended December 29, 2001, which is incorporated by reference in Amendment No. 1 to Form S-3 Registration Statement (filed on July 24, 2002) of Wild Oats Markets, Inc. for the registration of 3,250,000 shares of its common stock.



                                                     Ernst & Young LLP


San Antonio, Texas
July 19, 2002

                                                                   Exhibit 24.1

                             POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Edward F. Dunlap and Freya
R. Brier, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) sign the Registration Statement on Form S-3 pursuant to which Wild Oats Markets, Inc. (the "Company") will register 3,250,000 shares of the Company's common stock and (ii) sign any and all amendments (including post-effective amendments) to the Registration Statement and any abbreviated registration statement in connection with the Registration Statement pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

            Signature                                     Title                                Date
            ---------                                     -----                                ----
By:         /s/ Perry D. Odak
            ---------------------------
                   Perry D. Odak                          Chief Executive Officer,             June 7, 2002
                                                          President and Director


By:         /s/ Edward F. Dunlap
            ---------------------------
                   Edward F. Dunlap                       Chief Financial Officer              June 7, 2002


By:         /s/ John A. Shields
            ---------------------------
                   John A. Shields                        Chairman                             June 7, 2002


By:         /s/ David M. Chamberlain
            ---------------------------
                   David M. Chamberlain                   Vice Chairman                        June 7, 2002


By:         /s/ Brian K. Devine
            ---------------------------
                   Brian K. Devine                        Director                             June 7, 2002


By:         /s/ David L. Ferguson
            ---------------------------
                   David L. Ferguson                      Director                             June 7, 2002


By:         /s/ James B. McElwee
            ---------------------------
                   James B. McElwee                       Director                             June 7, 2002


By:         /s/ Mo J. Siegel
            ---------------------------
                   Mo J. Siegel                           Director                             June 7, 2002